



07021474

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

26th February, 2007

SUPPL

Exemption No : 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letter to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	Particulars
1.	A letter dated 26th February, 2007 making disclosures with respect to transfer of shares in terms of the Scheme of Arrangement sanctioned by the High Court of Judicature at Bombay

Copies of the above letters are enclosed herewith for information and records.

For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

PROCESSED

MAR 0 7 2007

Copy to: Mr. Yusuf Safdari
Greenberg Traurig, LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

THOMSON
FINANCIAL

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

26th February, 2007

The General Manager
The Bombay Stock Exchange Limited
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001
Telephone: 2272 1121-22
            2272 3121, 2272 3719
Facsimile: 2272 2037, 39 /2041-2061

Dear Sir,

Sub : **Disclosures on transfer of Equity Shares pursuant to Scheme of Arrangement**

We enclose herewith the following disclosures as received from M/s AAA Project Ventures Private Limited, Anadha Enterprise Private Limited and Bhavan Merchantile Private Limited with respect to transfer of shares in terms of the Scheme of Arrangement sanctioned by the High Court of Judicature at Bombay.

1.   Disclosure as required under Regulation 7(3) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 (the "Regulations"). **Annexure A**

2.   Disclosure as required under Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992. **Annexure B**

Kindly acknowledge the receipt of the same.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl : a/a

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

26th February, 2007

National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone: 2659 8235/36,
            2659 8100-8114, 2659 8452
Facsimile: 2659 8237/38

Dear Sir,

Sub : **Disclosures on transfer of Equity Shares pursuant to Scheme of Arrangement**

We enclose herewith the following disclosures as received from M/s AAA Project Ventures Private Limited, Anadha Enterprise Private Limited and Bhavan Merchantile Private Limited with respect to transfer of shares in terms of the Scheme of Arrangement sanctioned by the High Court of Judicature at Bombay.

1.   Disclosure as required under Regulation 7(3) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 (the "Regulations"). **Annexure A**

2.   Disclosure as required under Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992. **Annexure B**

Kindly acknowledge the receipt of the same.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl : a/a

FORMAT FOR DISCLOSURE OF DETAILS OF ACQUISITION TO STOCK EXCHANGES BY TARGET COMPANY, IN TERMS OF REGULATION 7(3)

Name of the Target company	**Reliance Energy Limited**
Date of reporting	26.02.2007
Names of the stock exchanges where the shares of the target company are listed	(i) Bombay Stock Exchange Limited (ii) The National Stock Exchange of India Ltd.
Details of the acquisition/sale received in terms of Reg. 7(1) and 7(1A)	
Names of the acquirers/sellers and PACs with them	**AAA Project Ventures Private Limited**, Shri Anil D. Ambani, Smt.Tina A. Ambani, Jaianmol A. Ambani, Jaianshul A. Ambani, Smt. Kokila D. Ambani, Anadha Enterprise Private Limited, Bhavan Mercantile Private Limited, Reliance Innoventures Limited (post-merger of AAA Global Business Enterprises Private Ltd. into Reliance Innoventures Ltd.), Hansdhawni Trading Company Private Ltd, Reliance Capital Limited.
Date of Acquisition/sale	22.02.2007
Date of intimation by acquirer/seller	22.02.2007
Mode of acquisition (e.g., open market / public issue / rights issue / preferential allotment / *inter se* transfer etc.)	Transfer of shares from Anadha Enterprise Pvt. Ltd. and Bhavan Mercantile Pvt. Ltd. to AAA Project Ventures Pvt. Ltd. pursuant to the Scheme of Arrangement sanctioned by the High Court of Judicature at Bombay vide Order dated 4th August, 2006.
Mode of sale (e.g., open market / MOU / off market etc.)	As above

Particulars of acquisition / sale	Number	% w.r.t. total paid-up capital of Target Company
(a) Shares/Voting rights (VR) of the acquirer / seller before acquisition/sale	7,87,26,776	34.45%
(b) Shares/ voting rights acquired/sold	-	
(c) Shares/VR of the acquirer/seller after acquisition/sale	7,87,26,776	34.45%
Paid-up capital/total voting capital of the target company before the said acquisition	22,85,30,308 Equity Shares of Rs. 10 each	
Paid-up capital/total voting capital of the target company after the said acquisition	22,85,30,308 Equity Shares of Rs. 10 each	

Note·:

The aggregate shareholding of the acquirers and PACs, before and after the above transfer remain unchanged. This disclosure is by way of abundant caution

For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Place : Mumbai

Date : 26.02.2007



FORM C

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992
[Regulation 13 (3) and (6)]

Regulation 13(6) – Details of change in shareholding in respect of persons holding more than 5% shares in a listed company

Name & address of shareholders	Shareholding prior to acquisition/ sale	No. & % of shares/voting rights acquired/sold	Receipt of allotment advice/acquisition of shares/sale of shares – specify	Date of intimation to company	Mode of acquisition (market purchase /public/ rights/preferential offer etc.)	No. & % of shares/voting rights post-acquisition n/ sale	Trading member through whom the trade was executed with SEBI Registration no. of the TM	Exchange on which the trade was executed	Buy quantity	Buy value	Sell quantity	Sell value
Anadha Enterprise Private Limited 3rd Floor. Reliance Energy Centre Santa Cruz East Mumbai 400 055 022 3032 7409	2,01,44,951 (8.82%)	2,01,44,951 (8.82%)	Transfer of shares on 22.02.07	24.02.07	Please Refer Note	Nil	N.A.	N.A.	N.A.	N.A.	2,01,44,951	N.A.

Note :

Transfer of shares of Reliance Energy Limited to AAA Project Ventures Private Limited pursuant to the Scheme of Arrangement, as sanctioned by the High Court of Judicature at Bombay vide order dated 4th August, 2006.

Place: Mumbai

Date 26.02.2007

For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

FORM C

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992
[Regulation 13 (3) and (6)]

Regulation 13(6) – Details of change in shareholding in respect of persons holding more than 5% shares in a listed company

Name & address of shareholders	Shareholding prior to acquisition/ sale	No. & % of shares/voting rights acquired/sold	Receipt of allotment advice/acquisition of shares/sale of shares – specify	Date of intimation to company	Mode of acquisition (market purchase /public/ rights/pre ferential offer etc.)	No. & % of shares/v oting rights post-acquisitio n/ sale	Trading member through whom the trade was executed with SEBI Registratio n no. of the TM	Exch ange on whic h the trade was exec uted	Buy quantity	Buy value	Sell quantity	Sell value
Bhavan Mercantile Private Limited 3rd Floor, Reliance Energy Centre Santa Cruz East Mumbai 400 055 022 3032 7409	1,34,29,968 (5.88%)	1,34,29,968 (5.88%)	Transfer of shares on 22.02.07	24.02.07	Please Refer Note	Nil	N.A.	N.A.	N.A.	N.A.	1,34,29,968	N.A.

Note :

Transfer of shares of Reliance Energy Limited to AAA Project Ventures Private Limited pursuant to the Scheme of Arrangement, as sanctioned by the High Court of Judicature at Bombay vide order dated 4th August, 2006.

Place: Mumbai

Date 26.02.2007

For Reliance Energy Limited



Ramesh Shenoy
Company Secretary

FORM C

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992
[Regulation 13 (3) and (6)]

Regulation 13(6) – Details of change in shareholding in respect of **persons holding more than 5% shares in a listed company**

Name & address of shareholders	Shareholding prior to acquisition/ sale	No. & % of shares/voting rights acquired/sold	Receipt of allotment advice/acquisition of shares/sale of shares – specify	Date of intimation to company	Mode of acquisition (market purchase /public/ rights/pre ferential offer etc.)	No. & % of shares/voti ng rights post- acquisition/ sale	Trading member through whom the trade was executed with SEBI Registrati on no. of the TM	Exch ange on whic h the trade was exec uted	Buy quantity	Buy value	Sell quantity	Sell value
AAA Project Ventures Private Limited 3rd Floor, Reliance Energy Centre Santa Cruz East Mumbai 400 055 022 3032 7409	3,03,91,685 (13.30%)	3,35,74,919 (14.69%)	Acquisitio n of shares on 22.02.07	24.02.07	Please Refer Note	6,39,66,604 (27.99%)	N.A.	N.A.	3,35,74,919	N.A.	N.A.	N.A.

Note :

Transfer of shares of Reliance Energy Limited by Anadha Enterprise Private Limited and Bhavan Merchantile Private Limited to AAA Project Ventures Private Limited in terms of the Scheme of Arrangement, as sanctioned by the High Court of Judicature at Bombay vide order dated 4th August, 2006.

Place: Mumbai
Date : 26.02.2007

For Reliance Energy Limited

Ramesh Shenoy
Company Secretary